SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number of issuing entity: 333-141145-05

Chase Mortgage Finance Trust Series 2007-A2
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-141145

Chase Mortgage Finance Corporation
(Exact name of depositor as specified in its charter)

Chase Home Finance LLC
(Exact name of sponsor as specified in its charter)

194 Wood Avenue South
Iselin, NJ 08830
(732) 205-0600
(Address, including zip code, and telephone number,
including area code, of Depositor's principal executive offices)

Chase Mortgage Finance Trust Series 2007-A2 Multi-Class Mortgage Pass-Through Certificates

1-A1, 1-A2, 1-A3, 2-A1, 2-A2, 2-A3, 2-A4, 2-A5, 2-A6, 3-A1, 3-A2, 3-A3, 4-A1, 4-A2, 4-A3,
5-A1, 5-A2, 5-A3, 6-A1, 6-A2, 6-A3, 6-A4, 6-A5, 7-A1, 7-A2, 7-A3, 7-A4, 7-A5, A-R, I-M,
I-B1, I-B2, I-B3, I-B4, I-B5, II-M, II-B1, II-B2, II-B3, II-B4 and II-B5
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 85

Pursuant to the requirements of the Securities Exchange Act of 1934 Chase Mortgage Finance Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated as of January 30, 2008	By:	/s/ Bruce J. Friedman
Name: Bruce J. Friedman
Title: Senior Vice President